               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          Schedule 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 2)*

                   General Communication, Inc.
                        (Name of Issuer)

               Class B Common Stock, no par value
               ----------------------------------
                 (Title of Class of Securities)

                           369385 20 8
                           -----------
                         (CUSIP Number)

  Stephen M. Brett, Esq., Executive Vice President and General Counsel,
                    Tele-Communications, Inc.
 Terrace Tower II, 5619 DTC Parkway, Englewood, CO  80111, (303-267-5500)
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        October 31, 1996
                        ----------------
              (Date of Event which Requires Filing
                       of this Statement)

If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule  13D, and is filing this schedule because of  Rule  13d-
1(b) (3) or (4), check the following box: [  ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

Note:   Six  copies  of this statement, including  all  exhibits,
should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                  Exhibit Index is on Page 13

Cusip No. 369385 20 8

-----------------------------------------------------------------------
          (1)    Names of Reporting Persons S.S. or I.R.S.
                 Identification Nos. of Above Persons

                 TELE-COMMUNICATIONS, INC.
                 84 - 1260157

-----------------------------------------------------------------------
          (2)  Check the Appropriate Box if a Member of a Group
                                                  (a)  [ ]
                                                  (b)  [X]

-----------------------------------------------------------------------
          (3)  SEC Use Only

-----------------------------------------------------------------------
          (4)  Source of Funds
               AF

-----------------------------------------------------------------------
          (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                        [ ]

-----------------------------------------------------------------------
          (6)  Citizenship or Place of Organization
               Delaware

-----------------------------------------------------------------------
 Number of     (7)  Sole Voting Power             590,043 Shares
Shares Bene-        ---------------------------------------------------
  ficially     (8)  Shared Voting Power           0 Shares
 Owned by           ---------------------------------------------------
Each Report-   (9)  Sole Dispositive Power        590,043 Shares
 ing Person         ---------------------------------------------------
   With       (10)  Shared Dispositive Power      0 Shares

-----------------------------------------------------------------------
        (11)   Aggregate  Amount  Beneficially  Owned  by  Each
               Reporting Person

                    590,043 Shares

-----------------------------------------------------------------------
        (12)   Check if the Aggregate Amount in Row (11) Excludes
               Certain Shares            [ ]

-----------------------------------------------------------------------
        (13)   Percent of Class Represented by Amount in Row (11)

                    14.5%

-----------------------------------------------------------------------
        (14)   Type of Reporting Person

                    HC, CO

Cusip No. 369385 20 8

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
                        (Amendment No. 2)

                          Statement of

                    TELE-COMMUNICATIONS, INC.

                Pursuant to Section 13(d) of the
                 Securities Exchange Act of 1934

                          in respect of

                   GENERAL COMMUNICATION, INC.
                  (Commission File No. 0-15279)


ITEM 1.        Security and Issuer
               -------------------
            Tele-Communications, Inc., a Delaware corporation ("TCI"), hereby amends and supplements its Statement on Schedule 13D (the "Statement"), with respect to the Class B Common Stock, no par value (the "Class B Common Stock"), of General Communication, Inc., an Alaska corporation ("GCI"). GCI's principal executive offices are located at 2550 Denali Street, Suite 1000, Anchorage, Alaska 95503. Pursuant to Rule 13d-2(c) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Amendment No. 2 also restates the Statement and each subsequent amendment.


ITEM 2.   Identity and Background
          -----------------------

           This Amendment No. 2 is being filed by TCI whose principal business address is 5619 DTC Parkway, Englewood, Colorado 80111.

           TCI, through its subsidiaries and affiliates, is principally engaged in the construction, acquisition, ownership, and operation of cable television systems and the provision of satellite-delivered video entertainment, information and home shopping programming services to various video distribution media, principally cable television systems. TCI also has investments in cable and telecommunications operations and television programming in certain international markets as well as investments in companies and joint ventures involved in developing and providing programming for new television and telecommunications technologies. TCI is a Delaware corporation and was incorporated in 1994. TCI Communications, Inc. ("TCIC"), a majority owned subsidiary of TCI, and its predecessors have been engaged in the cable television business since the early 1950's. Prior to August 1994, TCI was named TCI/Liberty Holding Company and TCIC was named Tele-Communications, Inc.

           Schedule 1 attached to this Amendment No. 2 to the Statement contains the following information concerning each director, executive officer or controlling person of TCI: (i) name and residence or business address, (ii) principal occupation or employment; and (iii) the name, principal business and address of any corporation or other organization in which such employment is
conducted.   Schedule 1 is incorporated herein by  reference  and
replaces the Schedule previously filed with the Statement.

Cusip No. 369385 20 8

           To the knowledge of TCI, each of the persons named  on
Schedule 1 (the "Schedule 1 Persons") is a United States citizen. During the last five years, neither TCI nor any of the Schedule 1 Persons (to the knowledge of TCI) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither TCI nor any of the Schedule 1 Persons (to the knowledge of TCI) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

August 1994 Business Combination
--------------------------------

           On August 4, 1994, at Special Meetings of Stockholders of TCIC and Liberty Media Corporation ("LMC"), there was approved and adopted an Agreement and Plan of Merger, dated as of January 27, 1994, as amended, which provided for, among other things, the business combination of TCIC and LMC resulting in the companies becoming wholly owned subsidiaries of TCI (the "Business Combination"). The Business Combination became effective on August 4, 1994 upon certain filings with state authorities. Upon the effectiveness of the Business Combination, TCI became the indirect beneficial owner of all of the Class B Common Stock owned by TCIC.

           The foregoing summary of the Business Combination is qualified in its entirety by reference to the complete terms, provisions and conditions thereof set forth in the Proxy Statement of LMC and TCIC and the Prospectus of TCI filed on June 23, 1994 (the "Proxy Statement/Prospectus") by such parties as part of Registration Statement on Form S-4 (No. 33-54263). The Registration Statement and Proxy Statement/Prospectus were incorporated herein by reference and were so filed herewith as Exhibit A in the original Schedule 13D.


ITEM 3.    Source and Amount of Funds or Other Consideration
           -------------------------------------------------

           TCI currently beneficially owns, directly and through certain of its subsidiaries, 590,043 shares of the Class B Common Stock. The Class B Common Stock was acquired in the Business Combination. In addition, a subsidiary of TCI, by virtue of the execution of a Voting Agreement, dated as of October 31, 1996 (described more fully below), may be deemed to be the beneficial owner of the Class A Common Stock of GCI (the "Class A Common Stock") and the Class B Common Stock owned by the other parties to such Voting Agreement. In the aggregate, TCI and the other parties to the Voting Agreement beneficially own 23,160,664 shares of the Class A Common Stock and the Class B Common Stock (including convertible securities). TCI expressly disclaims beneficial ownership of such shares owned by the other parties to the Voting Agreement other than for the limited purposes set forth in the Voting Agreement.

Acquisition Pursuant to the Business Combination
------------------------------------------------

           In connection with the Business Combination described in Item 2 above, TCI acquired indirect beneficial ownership of 590,043 shares of the Class B Common Stock. The consideration for the acquisition of such Class B Common Stock was the consideration given in the Business Combination which is described in the Proxy Statement/Prospectus under the heading "THE MERGER AGREEMENT -- Consideration to be Received in the Mergers".

Cusip No. 369385 20 8


The Voting Agreement
--------------------

           The following summary of the Voting Agreement is qualified in its entirety by reference to the complete terms, provisions and conditions of the Voting Agreement, a copy of which is attached hereto as Exhibit B.

           An indirect subsidiary of TCI is a party to a Voting Agreement, dated as of October 31, 1996 (the "Voting Agreement"), with the following persons (collectively, the "Voting Agreement Parties"): (i) Prime Growth Partners, L.P., a Delaware limited partnership ("Prime Growth"), (ii) Prime Venture I Holdings, L.
P. ("Prime Holdings"); (iii) Prime Cable Limited Partnership, a Delaware limited partnership ("PCLP"), (iv) Prime Venture II, L.P., a Delaware limited partnership ("PVII"), (v) Prime II Management, L.P., a Delaware limited partnership ("PIIM"), (vi) Austin Ventures, L.P. ("AVLP"), (vii) William Blair Venture Partners III Limited Partnership ("Blair"), (viii) Centennial Fund III, L.P. ("Centennial"), (ix) BancBoston Capital, Inc. ("BBCI"), (x) First Chicago Investment Corporation ("First Chicago"), (xi) Madison Dearborn Partners V ("MDP"), (xii) MCI Telecommunications Corporation ("MCI") (xiii) Ronald A. Duncan, and (xiv) Robert M. Walp. The following persons are hereinafter defined as the "Prime Group": Prime Growth, Prime Holdings, PVII, PCLP, PIIM, AVLP, Blair, Centennial, BBCI, First Chicago and MDP.

           The Voting Agreement governs the voting of the Class B Common Stock and the Class A Common Stock owned by the Voting Agreement Parties. The Class B Common Stock owned by certain of the Voting Agreement Parties is convertible on a share for share basis into Class A Common Stock at any time at the option of the owner of the Class B Common Stock. In addition, the Class B Common Stock receives 10 votes per share in voting on most matters and votes as a single class with the Class A Common Stock.

           The Voting Agreement requires the Voting Agreement Parties, to the full extent possible, to cause the full membership of the GCI board of directors to be maintained at not less than eight directors. The Voting Agreement provides that all of the shares subject to the Voting Agreement will be voted as one block for so long as the full membership on the GCI board is a least eight and will be voted for the election to the GCI board of individuals recommended by the Voting Agreement Parties. The allocation of recommendations for positions on the GCI board made by the Voting Agreement Parties is as follows: (i) for recommendations from MCI, two nominees, (ii) for recommendations from Messrs. Duncan and Walp, one nominee each, (iii) for recommendations from TCI, two nominees, and (iv) for recommendations from the Prime Group (through PIIM), two nominees (except as provided in the next sentence). To have the right to nominate two nominees to the GCI board, the Prime Group must satisfy the following conditions: (i) the Prime Group (and their distributees who agree in writing to be bound by the terms of the Voting Agreement) collectively own at least 10% of the then issued and outstanding shares of Class A Common Stock and (ii) the management agreement entered into between PIIM and the Company ("Prime Management Agreement") is in full force and effect. However, if either of these conditions pertaining to the Prime Group is not satisfied, then the Prime Group (and their distributees who elect in writing to be bound thereby) are to be entitled to recommend only one nominee. If neither of these conditions pertaining to the Prime Group are met, the Prime Group shall not be entitled to recommend any nominee pursuant to the terms of the Voting Agreement.

           The shares of the Class A and Class B Common Stock subject to the Voting Agreement are to be voted as one block, to the extent possible, to cause the full membership of the GCI board to be maintained at not less than eight members. Furthermore, under the Voting Agreement, the shares of Class A Common Stock and the Class B Common Stock subject to the Voting Agreement are to be voted on other matters to which the Voting Agreement Parties have unanimously agreed.

Cusip No. 369385 20 8


           As a result of the execution of the Voting Agreement and the joint voting requirements, the Voting Agreement Parties may be deemed to be collectively the beneficial owner of the aggregate of all of the Class A Common Stock and Class B Common Stock owned by the Voting Agreement Parties. Notwithstanding the foregoing, TCI expressly disclaims beneficial ownership of the shares of Class A Common Stock and Class B Common Stock beneficially owned by the other Voting Group Parties, except for the limited purposes of voting as provided in the Voting Agreement.

           The stated term of the Voting Agreement is through the completion of the annual shareholder meeting of GCI to take place in June 2001 or until there remains only one party to the Voting Agreement, whichever first occurs. However, the Voting Agreement Parties may extend the term of the Voting Agreement but only upon unanimous vote and written amendment to the Voting Agreement. Any Voting Agreement Party (other than a member of the Prime Group and their distributees who elect in writing to be bound thereby) will be subject to the Voting Agreement until such Voting Agreement Party disposes of more than 25% of the votes represented by such Voting Agreement Party's holdings of Class A or Class B Common Stock, subject to the terms and conditions of the Voting Agreement. Notwithstanding the foregoing, each Voting Agreement Party must remain a party as to voting for nominees to the GCI board recommended by the Prime Group and to maintain at least eight members of the GCI board only for so long as either the Prime Group (and their distributees who agree in writing to be bound by the terms of the Voting Agreement) collectively own at least 10% of the then issued and outstanding shares of Class A Common Stock or the Prime Management Agreement is in effect.

           The Voting Agreement commenced effectiveness as of October 31, 1996. With the execution of the Voting Agreement, it is contemplated that the GCI board will take such action as necessary to cause its size to increase from the present seven members to nine members, and the portion of the Prime Group who are also Voting Agreement Parties will thereafter present its nominees for two positions on the GCI board through their designated agent, PIIM.

           The Voting Agreement replaces the previously existing voting agreement, dated as of March 31, 1993, among the following parties: (i) MCI, (ii) TCI, (iii) Mr. Duncan, and (iv) Mr. Walp.

          No additional consideration was paid in connection with entering into the Voting Agreement.


ITEM 4.    Purpose of Transaction
           ----------------------

           Except as otherwise described herein, neither TCI nor, to the best of its knowledge, any of its executive officers, directors  or  controlling persons, have  any  present  plans  or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of GCI, or any disposition of securities of GCI; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving GCI or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of GCI or any of its subsidiaries; (iv) any change in the present board of directors or management of GCI, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of GCI; (vi) any other material change in GCI's business or corporate structure; (vii) any changes in GCI's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of GCI by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of GCI;
(ix) any termination of registration pursuant to section 12(g)(4) of the Exchange Act of a class of equity securities of GCI; or
(x) any action similar to any of those enumerated above.

Cusip No. 369385 20 8


            Notwithstanding  the  foregoing  paragraph,  TCI  may
determine to change its investment intent with respect to GCI at any time in the future. In reaching any conclusion as to its future course of action, TCI will take into consideration various factors, such as GCI's business and prospects, other developments concerning GCI, other business opportunities available to TCI, developments with respect to the business of TCI, and general economic and stock market conditions, including, but not limited to, the market price of the Class A or Class B Common Stock of GCI. TCI reserves the right, depending on other relevant factors, to acquire additional shares of the Class A or Class B Common Stock of GCI in open market or privately negotiated transactions, to dispose of all or a portion of its holdings of shares of the Class B Common Stock of GCI or to change its intention with respect to any or all of the matters referred to in this Item.


ITEM 5.    Interest in Securities of the Issuer
           ------------------------------------

           (a) TCI presently beneficially owns 590,043 shares of the Class B Common Stock. The 590,043 shares of the Class B Common Stock beneficially owned by TCI represent 14.5% of the 4,082,035 shares of the Class B Common Stock outstanding as of October 31, 1996 as reported by an officer of GCI.

           (b) Except as otherwise expressly provided in the Voting Agreement, TCI has the sole power to vote or to direct the voting of the shares of the Class B Common Stock that TCI beneficially owns. TCI has the sole power to dispose of, or to direct the disposition of the shares of the Class B Common Stock that TCI beneficially owns.

           (c) Except for the acquisition of the Class B Common Stock described herein, neither TCI nor, to the knowledge of TCI, any of the persons described on Schedule 1, has executed transactions in the Class B Common Stock of GCI during the past sixty (60) days. Prior to that time, Mr. Bernard Schotters, II, a Schedule 1 Person, acquired (and still beneficially owns with his wife) 20 shares of the Class B Common Stock of the Company.

           (d) There is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class B Common Stock owned by TCI.

           (e)  Not applicable.


ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
           --------------------------------------------------------


          Except for the Voting Agreement described above in Item 3 hereof (which discussion is incorporated by reference herein), there are presently no contracts, arrangements, understandings or relationships among TCI and other persons with respect to the Class B Common Stock of GCI.

Cusip No. 369385 20 8

ITEM 7.        Material to be Filed as Exhibits
               --------------------------------

       A. Registration Statement on Form S-4, filed by TCI on June 23, 1994 and thereafter amended and ordered effective June 23, 1994, under Commission File No. 33-54263, which is hereby incorporated by this reference. (Previously submitted with Original Statement filed on August 11, 1994 via incorporation by reference)

       B.    Voting Agreement, dated as of October 31, 1996.

Cusip No. 369385 20 8


                            SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


November 15, 1996                  TELE-COMMUNICATIONS, INC.



                                   /s/ Stephen M. Brett
                                   __________________________
                                   Stephen M. Brett
                                   Executive Vice President and
                                   General Counsel

Cusip No. 369385 20 8

                           SCHEDULE 1


     Directors, Executive Officers and Controlling Persons
                               of
               Tele-Communications, Inc. ("TCI")

                                                          Principal Business
                                                          or Organization in
Employment       Principal Occupation and                 Which Such
Name                 Business Address                     Is Conducted
----             ------------------------                 ------------

Bob Magness      Chairman of the Board and                Cable television &
                 Director of TCI                          telecommunications;
                 5619  DTC Parkway                        & programming services
                 Englewood, CO  80111

John C. Malone   President and Chief Executive            Cable television &
                 Officer & Director of TCI                telecommunications;
                 5619  DTC Parkway                        & programming services
                 Englewood, CO  80111

Donne F. Fisher  Consultant & Director                    Cable television &
                 of TCI                                   telecommunications;
                 5619  DTC Parkway                        & programming services
                 Englewood, CO  80111

John W. Gallivan Director of TCI;                         Newspaper publishing
                 Chairman of the Board
                 of Kearns-Tribune Corporation
                 400 Tribune Building
                 Salt Lake City, UT  84111

Tony Lee Coelho  Director of TCI; Chairman of the Board   Investment Services
                 & Chief Executive Officer of ETC w/TCI,
                 Inc.;
                 Chairman & Chief Executive Officer of
                 Coelho Associates, LLP
                 1325 Avenue of the Americas,
                 26th Floor
                 New York, NY  10019

Kim Magness      Director of TCI & TCI Communications,
                 Inc.                                     Management of personal
                 Manages various personal investments     investments
                 4000 E. Belleview
                 Englewood, CO  80111

Cusip No. 369385 20 8

Robert A. Naify  Director of TCI; President and C.E.O.   Motion Picture
                 of Todd-AO Corporation                  Industry
                 172 Golden Gate Avenue
                 San Francisco, CA  94102


Jerome H. Kern   Director of TCI; Business Consultant;   Business Consulting;
                 Senior Counsel to Baker & Botts, L.L.P. Law
                 5619 DTC Parkway
                 Englewood, CO  80111


Gary K. Bracken  Senior Vice President & Controller      Cable television &
                 of TCI Communications, Inc.             telecommunications;
                 5619  DTC Parkway                       & programming services
                 Englewood, CO  80111


Stephen M. Brett Executive Vice President, Secretary     Cable television &
                 & General Counsel of TCI                telecommunications;
                 5619 DTC Parkway                        & programming services
                 Englewood, CO  80111


Brendan R.       Executive Vice President & Chief
Clouston         Operating                               Cable television &
                 Officer of TCI                          telecommunications;
                 5619 DTC Parkway                        & programming services
                 Englewood, CO  80111


Barry Marshall   Executive Vice President of             Cable television &
                 TCI Communications, Inc.                telecommunications;
                 5619  DTC Parkway                       & programming services
                 Englewood, CO 80111


Larry E. Romrell Executive Vice President of TCI         Cable television &
                 5619 DTC Parkway                        telecommunications;
                 Englewood,  CO 80111                    & programming services


Bernard W.       Senior Vice President - Finance
Schotters, II    &  Treasurer                            Cable television &
                 of TCI Communications, Inc.             telecommunications;
                 5619 DTC Parkway                        & programming services
                 Englewood, CO 80111

Cusip No. 369385 20 8

Robert N. Thomson Senior Vice President - Government     Cable television &
                  Affairs of TCI Communications, Inc.    telecommunications;
                  5619  DTC Parkway                      & programming services
                  Englewood, CO  80111


Fred A. Vierra    Executive Vice President of TCI;       Cable television &
                  Chief Executive Officer of Tele-       telecommunications;
                  Communications International, Inc.     &  programming services
                  5619 DTC Parkway
                  Englewood, CO 80111


Peter R. Barton   Executive Vice President of TCI        Cable television &
                  5619 DTC Parkway                       telecommunications;
                  Englewood,  CO 80111                   & programming services

Cusip No. 369385 20 8

                         EXHIBIT INDEX
                         -------------

-------------------------------------------------------------------------------
EXHIBIT                     EXHIBIT                          PAGE
NUMBER
-------------------------------------------------------------------------------

7(A)     Registration  Statement on Form S-4,  filed  by    (Previously
         TCI on June 23, 1994 and thereafter amended and     filed)
         ordered   effective  June   23,   1994,   under
         Commission File No. 33-54263, which  is  hereby
         incorporated  by  this reference.   (Previously
         submitted with Original Statement filed on August 11, 1994 via incorporation by reference)

7(B)     Voting Agreement, dated as of October 31, 1996.